UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cannae Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13765N107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Fidelity National Financial, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,706,134

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,706,134

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,706,134

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.09% (1)

12	Type of Reporting Person CO

(1) Calculated based on 70,571,084 shares of common stock, par value $0.0001 per share, outstanding on November 17, 2017, as reported in the Issuer’s Form 10-Q filed on November 28, 2017.

1	Name of Reporting Persons Commonwealth Land Title Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,141,227

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,141,227

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,141,227

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 1.62% (1)

12	Type of Reporting Person CO

(1) Calculated based on 70,571,084 shares of common stock, par value $0.0001 per share, outstanding on November 17, 2017, as reported in the Issuer’s Form 10-Q filed on November 28, 2017.

1	Name of Reporting Persons Fidelity National Title Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,369,472

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,369,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,472

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 1.94% (1)

12	Type of Reporting Person CO

(1) Calculated based on 70,571,084 shares of common stock, par value $0.0001 per share, outstanding on November 17, 2017, as reported in the Issuer’s Form 10-Q filed on November 28, 2017.

1	Name of Reporting Persons Chicago Title Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,195,435

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,195,435

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,435

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 4.53% (1)

12	Type of Reporting Person CO

(1) Calculated based on 70,571,084 shares of common stock, par value $0.0001 per share, outstanding on November 17, 2017, as reported in the Issuer’s Form 10-Q filed on November 28, 2017.

Item 1(a) and (b). Name of Issuer; Address of Issuer’s Principal Executive Offices

This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of common stock, par value $0.0001 per share (“Common Stock”), of Cannae Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1701 Village Center Circle, Las Vegas, NV 89134.

Item 2(a).

Name of Person Filing
This Schedule 13G is being filed by:

(i) Fidelity National Financial, Inc. (“FNF”);

(ii) Commonwealth Land Title Insurance Company (“CLTIC”);

(iii) Fidelity National Title Insurance Company (“FNTIC”); and

(iv) Chicago Title Insurance Company (“CTIC”)

Item 2(b).	Address or Principal Business Office The principal business office of each of the Reporting Persons is: c/o Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville, FL 32204
Item 2(c).	Citizenship (i) FNF: Delaware; and (ii) CLTIC, FNTIC and CTIC: Florida
Item 2(d).	Title of Class of Securities Common Stock, par value $0.0001 per share.
Item 2(e).	CUSIP Number 13765N107

Item 3.	If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b) or (c), check the appropriate box
Not applicable.

Item 4.	Ownership

The beneficial ownership of the Reporting Persons as of the date of this Schedule 13G is as follows:

(a) – (c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to the Schedule 13G are incorporated herein by reference.

FNF wholly owns CTIC, FNTIC and CLTIC.

On November 17, 2017, FNF completed its previously announced split-off (the “Split-Off”) of the Issuer. Also on November 17, 2017, the Issuer and FNF entered into a Voting Agreement, (the “Voting Agreement”), pursuant to which FNF agreed to appear or cause all shares of Issuer common stock that FNF or its subsidiaries, as applicable, own after the Split-Off to be counted as present at any meeting of the stockholders of the Issuer, for the purpose of establishing a quorum, and agreed to vote all of such Issuer shares (or cause them to be voted) in the same manner as, and in the same proportion to, all shares voted by holders of Issuer common stock (other than FNF and its subsidiaries).

The breakdown of the ownership by Reporting Person is as follows (amount beneficially owned; percentage of class):

•                  FNF – 5,706,134; 8.09%

•                  CLTIC – 1,141,227; 1.62%

•                  FNTIC – 1,369,472; 1.94%

•                  CTIC – 3,195,435; 4.53%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Item 4(a).

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

COMMONWEALTH LAND TITLE INSURANCE COMPANY

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL TITLE INSURANCE COMPANY

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

CHICAGO TITLE INSURANCE COMPANY

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary